COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 14, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Variable Insurance Trust

Columbia Variable Portfolio—Core Bond Fund (effective 5/1/16 to be known as Columbia Variable Portfolio—Long Government/Credit Bond Fund)

Columbia Variable Portfolio—Diversified Absolute Return Fund

Variable Portfolio—Pyrford International Equity Fund (effective 5/1/16 to be known as Variable Portfolio—Lazard International Equity Advantage Fund)

Post-Effective Amendment No. 64 File Nos. 033-14954 / 811-05199

Columbia Funds Variable Series Trust II

Columbia Variable Portfolio—Cash Management Fund (effective 5/1/16 to be known as Columbia Variable Portfolio—Government Money Market Fund)

Variable Portfolio—Holland Large Cap Growth Fund (effective 5/1/16 to be known as Variable Portfolio—Morgan Stanley Advantage Fund)

Variable Portfolio—Morgan Stanley Global Real Estate Fund (effective 6/1/16 to be known as Variable Portfolio—CenterSquare Real Estate Fund)

Variable Portfolio—Sit Dividend Growth Fund (effective 5/1/16 to be known as Variable Portfolio – MFS® Blended Research® Core Equity Fund)

Post-Effective Amendment No. 49 File Nos. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on April 6, 2016 for the above-referenced Post-Effective Amendments (each a Filing and collectively, the Filings) filed by and on behalf of Columbia Funds Variable Insurance Trust and Columbia Funds Variable Series Trust II (each a Registrant and collectively, the Registrants) on behalf of their respective series, Columbia Variable Portfolio—Core Bond Fund, Columbia Variable Portfolio—Diversified Absolute Return Fund, Variable Portfolio—Pyrford International Equity Fund, Columbia Variable Portfolio—Cash Management Fund, Variable Portfolio—Holland Large Cap Growth Fund, Variable Portfolio—Morgan Stanley Global Real Estate Fund and Variable Portfolio—Sit Dividend Growth Fund (each a Fund and collectively, the Funds). Comments and responses are outlined below. Fund name references below reflect upcoming May 1, 2016 and June 1, 2016 name changes as applicable.

PROSPECTUS COMMENTS:

All Funds (unless otherwise indicated)

Comment 1:	For all funds with upcoming name changes, please update fund names for the Series and Class IDs on EDGAR once the changes are effective.

Response:	Fund names for the Series and Class IDs will be updated on EDGAR upon the effective date of the changes.

Comment 2:	Please provide completed Annual Fund Operating Expenses tables with the response letter.

Response:	See Exhibit A to this letter for completed Annual Fund Operating Expenses tables for each Fund.

Comment 3:	For Variable Portfolio—Lazard International Equity Advantage Fund, Variable Portfolio—Morgan Stanley Advantage Fund and Variable Portfolio – MFS® Blended Research® Core Equity Fund, confirm that acquired fund fees and expenses do not exceed 0.01% (one basis point) of the average net assets of the Fund. Otherwise, these fees should be reflected in the fee and expense table.

Response:	For Variable Portfolio—Lazard International Equity Advantage Fund and Variable Portfolio—Morgan Stanley Advantage Fund, acquired fund fees and expenses do not exceed 0.01% (one basis point) of the average net assets of the Fund and, therefore, such fees are not required to be reflected in the fee and expense table.

For Variable Portfolio – MFS® Blended Research® Core Equity Fund, acquired fund fees and expenses exceed 0.01% (one basis point) of average net assets of the Fund and, therefore, the Fund will include such fees and expenses under “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table. Because investment in underlying funds is not a principal investment strategy of the Fund, such investments are not included in the Principal Investment Strategies section of the Fund’s prospectus.

Comment 4:	For Variable Portfolio—Lazard International Equity Advantage Fund and Variable Portfolio—CenterSquare Real Estate Fund, if the Funds intend to invest in sub-prime securities, include such information in the Real Estate-Related Investment Risk under the Principal Risks sections.

Response:	The Funds have no present intent to invest directly in such securities.

Comment 5:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise this section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	The Funds, after further re-evaluation of their Principal Investment Strategies and Principal Risks sections, believe that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 6:	For those Funds that include derivatives disclosure in their Principal Investment Strategies and Principal Risks, consider whether the section More Information About the Fund – Transactions in Derivatives should be included.

Response:	This disclosure is included to provide investors with certain information about a Fund’s ability to enter into certain derivatives transactions even if the use of derivatives in general or the use of specific types of derivatives is not expected to be a principal investment strategy.

Comment 7:	For the section More Information About the Fund—Investing in Affiliated Funds, consider revising the heading to align better with the topics discussed in the section.

Response:	After consideration of the comments, we believe the title reflects the topics discussed in the section.

Comment 8:	For Columbia Variable Portfolio—Diversified Absolute Return Fund, Variable Portfolio—Lazard International Equity Advantage Fund, Variable Portfolio – MFS® Blended Research® Core Equity Fund and Variable Portfolio – Morgan Stanley Advantage Fund, please supplementally confirm whether or not the Funds intend to directly invest in contingent convertible securities.

Response:	At this time we do not expect the Funds to invest directly in such securities.

Comment 9:	For Variable Portfolio – MFS® Blended Research® Core Equity Fund and Variable Portfolio—Morgan Stanley Advantage Fund, in the Performance Information section, add disclosure stating that results shown may have been different if the subadviser were managing the Fund for prior periods, and for Columbia Variable Portfolio—Long Government/Credit Bond Fund and Columbia Variable Portfolio – Diversified Absolute Return Fund that the Fund was managed under different principal investment strategies.

Response:	The requested disclosure will be added to the Performance Information section.

Comment 10:	For Columbia Variable Portfolio—Long Government/Credit Bond Fund and Columbia Variable Portfolio – Diversified Absolute Return Fund, consider whether their respective benchmarks are broad-based indices.

Response:	The Barclays U.S. Long Government/Credit Bond Index (the “Index”) reflects the performance of a broad range of bonds with maturities of 10 years or more, including U.S. Treasury debt, U.S. government agency debt, taxable debt issued by U.S. states and territories and their political subdivisions, debt issued by U.S. and non-U.S. corporations, non-U.S. government debt and supranational debt. The Index reflects the universe of securities in which Columbia Variable Portfolio—Long Government/Credit Bond Fund, which is subject to a policy maintain a dollar-weighted average effective maturity of ten years or longer, will invest. Because of this and the breadth of the Index, we believe that the Index is an appropriate broad-based index for the Fund.

For Columbia Variable Portfolio – Diversified Absolute Return Fund, the Citi One-Month U.S. Treasury Bill Index is representative of the performance of one-month Treasury bills. The index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund seeks to generate absolute returns across different types of market environments. Given the Fund’s non-traditional nature, there is no broad-based index representative of its exact strategy. The Fund can behave differently than a long-only benchmark due to its ability to use shorting and certain derivatives in carrying out its investment strategy. Thus, given its absolute return focus, we believe that this benchmark is an appropriate benchmark.

Comment 11:	In the section More Information About the Fund—Fee Waiver/Expense Reimbursement Arrangements and Impact on Past Performance, if the investment manager is waiving fees as indicated in this section, please revise the fee table accordingly and add a footnote discussing the fee waiver/expense reimbursement agreement which must remain in effect for at least one year after the effective date of the registration statement.

Response:	To the extent that a Fund’s total expense ratio exceeds the applicable expense ratio established in the applicable contractual fee waiver/expense reimbursement arrangement, the expense cap will be shown in the fee table.

Comment 12:	In the third sentence of the third paragraph of the About Fund Shares and Transactions – Order Processing section, consider changing the word “accepted” to “received in good form” in the phrase “your surrender or withdrawal request is accepted by an authorized agent.”

Response:	We are reviewing the proposed language with the Funds’ transfer agent.

Fund-specific comments—Columbia Funds Variable Series Trust II

Columbia Variable Portfolio—Government Money Market Fund

Comment 13:	In the first sentence of the first paragraph and the last sentence of the third paragraph of the Principal Investment Strategies sections, please clarify that repurchase agreements are being collateralized “solely” by government securities or cash. Additionally, clarify in the last sentence of the third paragraph what securities present minimal credit risk.

Response:	The first sentence of the first paragraph of the Principal Investment Strategies section will be revised to state: The Fund invests at least 99.5% of its total assets in government securities, cash and/or repurchase agreements collateralized solely by government securities or cash.

The last sentence of the third paragraph of the Principal Investment Strategies section will be revised to state: The Fund will only purchase government securities, cash, repurchase agreements collateralized solely by government securities or cash and up to 0.5% of the Fund’s total assets may be invested in other securities that present minimal credit risk as determined by Columbia Management Investment Advisers, LLC, the Fund’s investment manager (the Investment Manager).

Comment 14:	In the Principal Risks section, Active Management Risk includes references to its benchmark index. Please clarify what benchmark index is being referenced here.

Response:	Columbia Variable Portfolio – Government Money Market Fund does not have a comparative benchmark index and, therefore, the Active Management Risk disclosure for the Fund will be revised to remove reference to a benchmark.

Comment 15:	In the Principal Risks section, the first paragraph of Money Market Fund Risk repeats disclosure included in the opening paragraph of this section. Please consider only stating this disclosure once in this section.

Response:	Money Market Fund Risk will be revised.

Comment 16:	In the narrative discussion of the Performance Information section, please add the following disclosure: Prior to May 1, 2016, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

Response:	The following disclosure will be added to the narrative discussion of the Performance Information section (differences from suggested language noted in italics): Prior to May 1, 2016, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold to any significant extent (i.e., over 0.5% of total assets). Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

Comment 17:	In the first sentence of the Holding Other Kinds of Investments section, clarify that this is limited to 0.5% of the Fund’s total assets.

Response:	The first sentence of the Holding Other Kinds of Investments section will be revised to clarify that this statement is limited to 0.5% of the Fund’s total assets.

Variable Portfolio – MFS® Blended Research® Core Equity Fund

Comment 18:	The bottom range of large-cap companies in the Fund’s Principal Investment Strategies is given as $5 billion. The SEC/Staff currently considers large-cap to be in the range $17-79 billion for U.S. companies. Supplementally explain why the Fund is using this market cap range.

Response:	We will revise the sentence to read: Although the Fund may invest in companies of any size, the Fund primarily invests in companies with capitalizations of at least $5 billion at the time of the Fund’s investment.

Comment 19:	The first sentence of the last paragraph of the Fund’s Principal Investment Strategies states that the Fund may invest 25% of its net assets in foreign investments. Consider if this limitation is consistent with the Fund’s 80% test.

Response:	The Fund’s policy of investing at least 80% of its net assets in equity securities is not inconsistent with its policy allowing it to invest up to 25% of its net assets in foreign investments, which may include equity securities. To the extent the Fund invests in foreign equity securities, the investment would count towards compliance with the Fund’s 80% policy and be subject to the 25% limit on foreign investments.

Comment 20:	The Fund’s Principal Risks include Quantitative Model Risk. Please confirm that the Fund uses quantitative models and consider how this ties to disclosure within the Principal Investment Strategies.

Response:	After discussion with the Fund’s new subadviser, we will add disclosure regarding the use of quantitative models to the Fund’s principal investment strategies.

Variable Portfolio—CenterSquare Real Estate Fund:

Comment 21:	The Fund’s 80% test includes equity and equity-related securities issued by companies in the real estate industry. Please confirm whether the use of the word “industry” means an intention to have a concentration policy and if so, add a concentration policy in the Principal Investment Strategies (both summary and statutory) and in SAI.

Response:	The Fund’s concentration policy allows it to invest more than 25% of its assets in the securities of issuers principally engaged in the real estate industry. We believe the Fund’s intention to concentrate in this industry is adequately disclosed by the recitation of this policy in the SAI and the disclosure in the prospectus of the Fund’s policy to invest 80% of its net assets in equity and equity-related securities issued by companies in the real estate industry.

Comment 22:	The benchmark for the Fund listed in the Average Annual Total Return table appears to be more appropriate as a secondary index rather than a broad-based index. Consider in light of Release 33-6988.

Response:	As part of the changes to move the Fund from a global to a domestic real estate fund, we are changing the benchmark index to FTSE NAREIT Equity REITs Index, effective June 1, 2016, when the subadviser change becomes effective.

Fund-specific comments—Columbia Funds Variable Insurance Trust

Columbia Variable Portfolio—Long Government/Credit Bond Fund

Comment 23:	Since the Fund has “Government” in its name, please clarify that the 80% test includes government securities or government bonds.

Response:	The Fund’s 80% policy states that it will invest at least 80% of its net assets in bonds and other debt securities. These types of securities include government securities, as clarified in the sentence directly following the recitation of the Fund’s 80% policy. (See response below as well.)

Comment 24:	In the second sentence of the first paragraph of the Principal Investment Strategies section, please clarify whether the language refers to the 80% test or the 20% test.

Response:	The sentence is intended to clarify the potential investments in bonds and other debt securities that the Fund may make. It includes investments that may also fall within the 20% test.

Comment 25:	Please consider modifying the second paragraph of the Principal Investment Strategies section to clarify the interplay between the Fund’s policy to invest at least 80% of its net assets in bonds and other debt securities and its policy to limit investments in U.S. dollar-denominated foreign debt instruments to 25% of the Fund’s net assets. This comment also applies to the corresponding Statement of Additional Information disclosure in Non-fundamental Policies, third bullet point.

Response:	To the extent a foreign debt instrument constitutes a bond or other debt security, it would count towards compliance with the 80% policy and be limited to the 25% cap on foreign debt instruments. For clarification, we will revise the 25% policy to read: The Fund may invest up to 25% of its net assets in U.S. dollar-denominated foreign debt securities and instruments, including those of foreign governments, non-governmental issuers or other entities.

Comment 26:	To the extent that derivatives are included in the 80% test, confirm that they will be valued at market value.

Response:	To the extent that derivatives are included in the 80% test, they will be valued at market value or fair value (determined in accordance with the Fund’s valuation procedures).

Comment 27:	Clarify the language in the fifth paragraph of the Principal Investment Strategies regarding purchasing or selling securities on a when-issued, delayed delivery or forward commitment basis. Confirm that all investments are in fact principal investments. If not, move them out of the summary section.

Response:	After further consideration, it has been determined that the Fund does not intend to invest in securities on a when-issued, delayed delivery or forward commitment basis to any significant extent and, therefore, such disclosure will be removed from the Fund’s Principal Investment Strategies.

Comment 28:	In the Principal Risks section, Derivatives- Swaps Risk includes references to short swaps and total return swaps. If those instruments are part of the principal investment strategies of the Fund, include them in the Principal Investment Strategies section. In addition, if there are any risks related to credit default swaps or interest rate swaps as principal risks then include them here.

Response:	We believe our approach to disclosure of risks of investing in derivatives is consistent with the goal of providing layered disclosure in which key information is provided in the summary section and more detailed information is provided later in the prospectus. Specifically, with regard to risks of investing in derivatives, our approach was carefully designed to provide key information in the summary section regarding risks of investing in derivatives generally as well as risks of investing in broader categories of derivatives (such as swaps) in which the Fund intends to invest principally. Further, our approach allows investors to obtain additional information later in the prospectus regarding particular instruments within the broader categories of derivatives (such as credit default swaps and interest rate swaps).

Comment 29:	With respect to the Average Annual Total Return table in the Performance Information section, confirm whether all the indices listed still need to be shown.

Response:	The Fund changed its benchmark index from the Barclays U.S. Aggregate Bond Index to the Barclays U.S. Government/Credit Bond Index, in July 2015; therefore, we are continuing to show each of these indices in the May 2016 prospectus because it has been less than one year since the change.

Columbia Variable Portfolio – Diversified Absolute Return Fund

Comment 30:	Footnote (b) of the Fund’s Annual Fund Operating Expenses table states that the acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year. Since the Fund is no longer new, the word “estimate” is no longer needed.

Response:	Although the Fund did not incur acquired fund fees and expenses greater than 0.01% in its last fiscal year, management expects acquired fund fees and expenses to be 0.04% in the current fiscal year and, as a result, believe it appropriate to so disclose in the fee and expense table. Although the Fund is not a “New Fund”, as defined in Form N-1A, the Investment Manager assumed day-to-day management of the Fund in accordance with a different investment strategy during the last fiscal year (June 2015). As a result, we believe it is appropriate to reflect expected acquired fund fees and expenses and disclose, by footnote, that the fees presented in the fee and expense table are estimated.

Comment 31:	For all controlled foreign corporations, funds should provide the following disclosure:

•	A. Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Fund’s prospectus discloses that, in managing the CFC’s investment portfolio, and in adhering to the Fund’s compliance policies and procedures, the Investment Manager will treat the assets of the CFC generally as if the assets were held directly by the Fund, and that the Investment Manager will also treat the assets of the CFC generally as if the assets were held directly by the Fund with respect to its adherence to the Fund’s investment policies and restrictions. See the section entitled About the Fund’s Wholly-Owned Subsidiary.

•	B. Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The Board of Trustees of the Fund considers the renewal of the advisory agreement between Columbia Management Investment Advisers, LLC and the CFC in connection with the Board’s annual 15(c) consideration. The advisory agreement with the CFC is filed as an exhibit to the Fund’s registration statement.

•	C. Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: Each CFC has the same custodian as the Fund, as disclosed in the prospectus and SAI. To the extent Section 17 applies to the CFCs, the CFC will comply with the provisions relating to affiliated transactions in such Section. Please also refer to the response to Comment 31.A relating to compliance policies.

•	D. Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: Columbia Variable Portfolio – Diversified Absolute Return Fund is structured as a partnership for federal income tax purposes, so it does not need to meet the qualifying income test (IRC Section 851(b)(2)). For this fund, there would be no benefit in getting an IRS ruling or opinion of counsel on the qualifying income issue for Cayman subsidiaries.

•	E. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: The requested disclosure appears in the Fund’s prospectus, within the lead-in to the Fund’s Principal Risks disclosures, which is as follows:

Principal Risks

An investment in the Fund involves risk, including those associated with the Fund’s investment in the Subsidiaries, as described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down. (References in this section to “the Fund” also include the Subsidiaries, which share the same risks as the Fund.)

•	F. Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Response: So confirmed.

•	G. Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response: So confirmed.

Variable Portfolio—Lazard International Equity Advantage Fund

Comment 32:	Please confirm that futures that may be counted toward the 80% test in the Principal Investment Strategies section will be valued at market value.

Response:	After further consideration, it has been determined that the Fund does not intend to invest in derivatives to any significant extent and, therefore, such reference will be removed from the Fund’s Principal Investment Strategies.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

Columbia Funds Variable Series Trust II:

Comment 33:	Please add disclosure to the last paragraph of the introduction to the Fundamental and Non-Fundamental Investment Policies section indicating that a Fund will consider underlying fund concentration policies if it invests in another open-end management investment company.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time.

Comment 34:	In the Fundamental Policies section, please consider whether the issuer diversification classification (C1) is still permitted for Columbia Variable Portfolio – Government Money Market Fund since it is now converting to a government money market fund. Also, please consider the policy related to real estate industry concentration (H4) for Variable Portfolio – CenterSquare Real Estate Fund in light of the prospectus comment given for the Fund.

Response:	Pursuant to Section 5(b)(1) of the Investment Company Act of 1940, government securities are excluded from the diversification test. Accordingly, the current diversification policy is permitted. To the extent there is any potential for shareholder confusion about the Fund’s intention to invest in government securities, we believe the Fund’s name, its 99.5% policy and 80% policy clarify this. With respect to the concentration policy of Variable Portfolio – CenterSquare Real Estate Fund, please refer to the response to Comment 21.

Comment 35:	For Columbia Variable Portfolio – Government Money Market Fund, in the additional fundamental policies specific to this Fund, please provide an explanation of the basis for the third bullet point exception, including the basis for the use of the word “intentionally.” The exception for bank obligations is no longer applicable (because of the conversion to a government money market fund).

Response:	Although this fundamental policy would allow the Fund to invest more than 25% of its assets in bank obligations, the non-fundamental policy noted in Comment 37 prohibits such investment. We continue to review the other aspect of your comment.

Comment 36:	Please clarify the footnote under Investment in Foreign Securities under Non-Fundamental Policies (the 15% and 20% limitations for certain funds).

Response:	Each Fund, other than those listed in the paragraph under Investment in Foreign Securities under Non-Fundamental Policies, has a non-fundamental policy which permits up to 25% of the Fund’s net assets to be invested in foreign investments. The prospectus of each fund listed in the footnote to this policy includes a more restrictive non-fundamental foreign investment limit in its Principal Investment Strategies section. We will consider adding clarifying language for this footnote.

Comment 37:	Supplementally explain the basis for the last sentence of the Columbia Variable Portfolio – Government Money Market Fund specific policy under Non-Fundamental Policies. Consider deleting the last sentence regarding what the Fund will do if it ceases to be a government money market fund.

Response:	The first sentence applies to the Fund once it converts to a government money market fund on May 1, 2016. The second sentence applies if it ceases being a government money market fund. Disclosure in the SAI will be clarified.

Comment 38:	Under the Names Rule Policy under Non-Fundamental Policies, clarify the second part of the first sentence regarding those funds that do not have a fundamental policy in place to comply with the Names Rule and identify the funds affected.

Response:	The following sentence will be added to the section: A Fund subject to a fundamental policy in place to comply with the Names Rule will disclose in the More Information About the Fund section of its prospectus that its 80% policy cannot be changed without shareholder approval.

Comment 39:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying reference security, the Fund will cover the market value of the underlying position minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying reference security, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit in a tri-party collateral account with the Fund’s custodian. For index CDS (CDX) that are centrally cleared, the Fund will cover the current market value (i.e., the daily net liability) minus any margin on deposit with the Fund’s Futures Commission Merchant.

Comment 40:	In the section Investment Management and Other Services, please confirm if the subadvisory fees disclosure satisfies Item 19(a)(3) of Form N-1A.

Response:	The method of calculating the advisory fees payable by the Fund is fully disclosed in the Investment Management and Other Services section of the SAI. Separately, Columbia Management Investment Advisers, LLC pays subadvisory fees to Fund subadvisers. The Investment Management and Other Services section discloses the first and last breakpoints of subadvisory fee schedules, as well as the entire fee schedule if it is a flat fee. Additionally, the SAI discloses the total dollar amount that Columbia Management Investment Advisers, LLC has paid each subadviser under the subadvisory agreement for the last three fiscal years. We believe the disclosure is consistent with the requirements of Form N-1A. Item 19(a)(3) of N-1A states that investment advisors must disclose “the method of calculating the advisory fee payable by the Fund, including (i) the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) if applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) any expense limitation provision.”

Comment 41:	Please ensure that the information in the Investment Advisory Services Fees table is updated for 2015, and the Management Ownership in the Control Persons and Principal Holders of Securities section will be updated for 2016.

Response:	This information will be updated in the subsequent Rule 485(b) post-effective amendment filing.

In connection with the above-referenced Filings, the Registrants hereby acknowledge the following:

The disclosures in the Filings are the responsibility of the Registrants and each Registrant is fully responsible for the adequacy or accuracy of the disclosures in its Filing. Each Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and each Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary and Vice President
Columbia Funds Variable Insurance Trust
Columbia Funds Variable Series Trust II

EXHIBIT A – Annual Fund Operating Expenses tables

Columbia Variable Portfolio—Long Government/Credit Bond Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees(a)	0.49%	0.49%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.08%	0.08%
Total annual Fund operating expenses	0.57%	0.82%
Less: Fee waivers and/or expense reimbursements(b)	(0.01%)	(0.01%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.56%	0.81%

(a)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 0.43% and 0.06% of average daily net assets of the Fund, respectively.
(b)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.56% for Class 1 and 0.81% for Class 2.

Columbia Variable Portfolio—Diversified Absolute Return Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees(a)	1.10%	1.10%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.35%	0.35%
Dividend expenses and borrowing costs on securities sold short	0.24%	0.24%
Remainder of other expenses	0.11%	0.11%
Acquired fund fees and expenses(b)	0.04%	0.04%
Total annual Fund operating expenses(c)	1.49%	1.74%

(a)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 1.02% and 0.08% of average daily net assets of the Fund, respectively.
(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.
(c)	“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of this prospectus because “Total Net Expenses” do not include acquired fund fees and expenses.

Variable Portfolio—Lazard International Equity Advantage Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees(a)	0.83%	0.83%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.09%	0.09%
Total annual Fund operating expenses	0.92%	1.17%

(a)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 0.75% and 0.08% of average daily net assets of the Fund, respectively.

Columbia Variable Portfolio—Government Money Market Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2	Class 3
Management fees(a)	0.39%	0.39%	0.39%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses(a)	0.10%	0.10%	0.10%
Total annual Fund operating expenses	0.49%	0.74%	0.62%
Less: Fee waivers and/or expense reimbursements(b)	(0.04%)	(0.04%)	(0.04%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.45%	0.70%	0.58%

(a)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 0.33% and 0.06% of average daily net assets of the Fund, respectively.
(b)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.45% for Class 1, 0.70% for Class 2 and 0.575% for Class 3.

Variable Portfolio—Morgan Stanley Advantage Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees(a)	0.70%	0.70%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.06%	0.06%
Total annual Fund operating expenses	0.76%	1.01%

(a)	Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to 0.64% and 0.06% of average daily net assets of the Fund, respectively.

Variable Portfolio—CenterSquare Real Estate Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees(a)	0.75%	0.75%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.14%	0.14%
Total annual Fund operating expenses	0.89%	1.14%
Less: Fee waivers and/or expense reimbursements(b)	(0.05%)	(0.05%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.84%	1.09%

(a)	Management fees have been restated to reflect current management fee rates. Also, effective May 1, 2016, management fees for this Fund reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee (such combination, in and of itself, did not impact aggregate advisory and administrative services fees that were paid by the Fund prior to the combination). As a result, other expenses do not include administrative services fees.
(b)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.84% for Class 1 and 1.09% for Class 2.

Variable Portfolio – MFS® Blended Research® Core Equity Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2	Class 3
Management fees(a)	0.70%	0.70%	0.70%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses(a)	0.07%	0.07%	0.07%
Acquired fund fees and expenses	0.03%	0.03%	0.03%
Total annual Fund operating expenses(b)	0.80%	1.05%	0.93%

(a)	Management fees have been restated to reflect current management fee rates. Also, effective May 1, 2016, management fees for this Fund reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee (such combination, in and of itself, did not impact aggregate advisory and administrative services fees that were paid by the Fund prior to the combination). As a result, other expenses do not include administrative services fees.
(b)	“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of this prospectus because “Total Net Expenses” do not include acquired fund fees and expenses.